POSEIDON CONTAINERS HOLDINGS CORP.

c/o Technomar Shipping Inc.

3-5 Menandrou Street

14561, Kifissia

Athens, Greece

011-30-210-6233670

July 27, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Poseidon Containers Holdings Corp.
Registration Statement on Form F-1 (File No. 333-204968)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 15, 2015, as amended, be accelerated so that it will be made effective at 3:30 p.m. Eastern Daylight Time on July 29, 2015, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Gary Wolfe at (212) 574-1223 or Edward Horton at (212) 574-1265 at Seward & Kissel LLP, counsel to the undersigned registrant.

[Signature Page to Acceleration Request to Follow]

Yours truly,

POSEIDON CONTAINERS HOLDINGS CORP.

By:	/s/ George Giouroukos
Name:	George Giouroukos
Title:	Chief Executive Officer

July 27, 2015

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Re:	Poseidon Containers Holdings Corp.

Registration Statement Filed on Form F-1

Registration No. 333-204968

Ladies and Gentlemen:

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:30 p.m. Eastern Daylight Time, on Wednesday, July 29, 2015 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, we, on behalf of the several Underwriters, wish to advise you that we anticipate distributing approximately 4,100 copies of the Preliminary Prospectus to underwriters, dealers, institutions and others.

The undersigned has will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC

Acting on behalf of itself and the several Underwriters.

MORGAN STANLEY & CO. LLC

By:	/s/ Alice Vilma
	Name:	Alice Vilma
	Title:	Executive Director